August 1, 2025

Robert Vreeland
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

       Re: Clean Energy Fuels Corp.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 24, 2025
           File No. 001-33480
Dear Robert Vreeland:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Business
Market Opportunity, page 7

1. We note your disclosures on page 8 regarding the two arrangements entered into during 2021 covering ADG RNG projects, including the "TotalEnergies JV Agreement" and "bp JV Agreement," for which you specify the number of projects and status, indicating one project under the first arrangement is in operation
       (which you refer to as "DR JV"), and five of six projects under the second arrangement are in operation, also having estimates of annual production.

       However, within the MD&A Overview on page 35 you indicate that your supply of
       RNG is acquired either from third parties or through the TotalEnergies JV, with no mention of the bp JV, and under Key Developments on page 37, you indicate the DR
       JV began producing RNG in the first quarter of 2023, while the Drumgoon Dairy project under the bp JV was placed into service in the fourth quarter of 2023, though having no details regarding the other four projects under the bp JV that are in operation, according to the disclosures referenced above.
 August 1, 2025
Page 2


       We also note that while your estimates of annual production for these projects have decreased about 27% there appears to be no discussion of the reasons. For example, you previously indicated the TotalEnergies JV project was expected to produce up to
       1.1 million GGEs of RNG annually, and that six projects under the bp JV Agreement were expected to produce up to 11.2 million GGEs of RNG annually; you now indicate the figures are 0.8 million and 8.2 million GGEs, respectively.

       Please expand your disclosures to clarify the status of all projects under these arrangements and to include (i) details on the actual levels of production for each period, (ii) clarification regarding the extent to which your RNG requirements are being satisfied by these projects or other facilities that you own,
(iii) your expectations
       regarding the production profiles and capabilities, and (iv) the reasons for any changes in those expectations, or delays in completing projects or commencing production.

       Please provide comparable details for the 100% owned ADG RNG projects for which you estimate RNG production of 3.6 million GGEs per year.

Properties, page 32

2. Please expand your disclosure regarding the Pickens Plant, which you indicate was
       "offline for maintenance and repairs" for the last two years (with zero
LNG
       production for both 2023 and 2024), to clarify the status of this facility, the nature of the issues that have inhibited its use, and your plans to remedy those issues along with the expected costs and timeframe. Please disclose the reasons that you have been unable to make the necessary repairs during the last two years.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 49

3. We note your disclosure stating that your business plans call for $30 million in capital expenditures during 2025, although also stating that you expect to be "deploying"
       $104.0 million to develop ADG RNG production facilities during the year.

       Please expand your disclosures to clarify the distinction being made between capital expenditures and amounts required for the ADG RNG facilities, and explain how the estimated amount relates to your expectations for additional amounts that may be required under the joint venture arrangements mentioned on pages 8 and 9 (including but not limited to the three company projects and any projects with Maas
JDA), and
       considering the amounts for ADG RNG production facilities in your table on 51.

       Please also clarify your expectations for additional projects under the TotalEnergies
       JV Agreement, considering your disclosure indicating the joint venture contemplates investing up to $400.0 million in production projects, and the timeframe in which these would be undertaken or become known.
 August 1, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation